Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Gurugram, India and New York November 5, 2020— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India's leading corporate travel services provider and one of India's leading online travel companies, today announced its unaudited financial and operating results for the three months ended September 30, 2020

“The domestic aviation market in India continued on its path of recovery with October 2020 passenger traffic up 33% from September 2020 levels having recovered to 42% of October 2019 levels.  This recovery in domestic travel led to a sequential quarterly growth of 60% in our Adjusted Revenue to INR 377.7 million (USD 5.1 million).  This growth in revenue further combined with strong cost control enabled us to reduce our adjusted EBITDA loss sequentially from INR 309.4 million (USD 4.1 million) in the June 2020 quarter to INR 125.0 million (USD 1.7 million)  in the September 2020 quarter. We continue to believe our current liquidity position and cost restructuring efforts provides us with enough capital to withstand a prolonged slowdown in the travel industry should that occur.” Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended September 30, 2020:

•	Revenue of INR 263.3 million (USD 3.6 million).

•	Adjusted Revenue(1) of INR 377.7 million (USD 5.1 million ), representing a decrease of 75.2% YOY.

•	Adjusted Revenue(1) from Air Ticketing of INR 253.2 million (USD 3.4 million), representing a decrease of YOY 75.4%.

•	Adjusted Revenue(1) from Hotels and Packages of INR 45.5 million (USD 0.6 million), representing a decrease of 72.5% YOY.

•	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) of INR 1,687.7 million (USD 22.9 million).

•	Loss for the period of INR 300.6 million (USD 4.1 million).

•	Adjusted EBITDA (2) Loss of INR 125.0 million (USD 1.7 million) representing a decline of 115.5% YOY.

	Three months ended September 30,
	2019	2020	2020
		Unaudited		YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,757,782	263,294	3,580	(85.0)%
Results from operations	(228,612)	(288,659)	(3,925)	(26.3)%
Loss for the period	(399,158)	(300,614)	(4,087)	24.7%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,521,146	377,716	5,136	(75.2)%
Air Ticketing	1,029,658	253,200	3,443	(75.4)%
Hotels and Packages	165,756	45,538	619	(72.5)%
Others (Including Other Income)	325,732	78,978	1,074	(75.8)%
Adjusted EBITDA (2)	(58,005)	(125,022)	(1,700)	(115.5)%
Operating Metrics
Gross Bookings (3)	21,088,238	1,687,712	22,949	(92.0)%
Air Ticketing	19,138,870	1,577,609	21,452	(91.8)%
Hotels and Packages	1,949,368	110,103	1,497	(94.4)%
Quantitative details (4)
Air Passengers Booked	2,088	464		(77.8)%
Stand-alone Hotel Room Nights Booked	315	39		(87.7)%
Packages Passengers Travelled	25	1		(100.0)%

Note:

(1)	Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See section “Certain Non-IFRS Measures.”

(2)	See the section below titled “Certain Non-IFRS Measures.”

(3)	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds..

(4)	Quantitative details are considered on a gross basis.

As of September 30, 2020, 60,020,695 ordinary shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2020, the unaudited interim condensed consolidated statement of financial position as of September 30, 2020, the unaudited interim condensed consolidated statement of cash flows for six months ended September 30, 2020 and discussion of the results of the three months ended September 30, 2020 compared with three months ended September 30, 2019, were converted into U.S. dollars at the exchange rate of 73.54 INR per USD, which is based on the noon buying rate as at September 30, 2020, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus ("COVID-19") was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated restrictions on travel. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

Our results for the quarter ending September 30, 2020, continue to have been significantly and negatively impacted by the COVID-19 pandemic and significant erosion of travel demand due to nationwide travel restrictions and lockdowns across the globe. We continue to implement certain measures and modified policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. Although, travel restrictions and quarantine orders are gradually being eased and we are seeing increased travel activity within India and globally, it remains difficult to predict the duration of the long-term impact from the virus.

Ebix Litigation Update

As previously disclosed, on June 5, 2020, the Group provided to Ebix, Inc. ("Ebix") a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. ("EbixCash") and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the "Extension Agreement").  The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and reasonable fees and costs. On August 14, 2020, Ebix filed  a motion to dismiss the Complaint, which the Group is in the process of responding to. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud.

Results of Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

Revenue.  We generated revenue of INR 263.3 million (USD 3.6 million) in the three months ended September 30, 2020, a decrease of 85.0% compared with INR 1,757.8 million (USD 23.9 million) in three months ended September 30, 2019. The decrease in revenue was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Service Cost.  Our service cost decreased to INR 2.6 million (USD 0.03 million) in the three months ended September 30, 2020 from INR 640.8 million (USD 8.7 million) in the three months ended September 30, 2019 primarily due to the significant decrease in our sales of hotel and holiday packages due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Adjusted Revenue(1)  Our Adjusted revenue decreased by 75.2% to INR 377.7 million (USD 5.1 million) in the three months ended September 30, 2020 from INR 1,521.1 million (USD 20.7 million) in the three months ended September 30, 2019. In the quarter ended September 30, 2020, Adjusted Revenue includes the add-back of INR 86.7 million (USD 1.2 million) in the three months ended September 30, 2020 from INR 351.3 million (USD 4.8 million) in the three months ended September 30, 2019, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate adjusted revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in adjusted revenue resulted mainly from a decrease of 75.4% in our adjusted revenue from Air Ticketing along with a decrease of 72.5% in our adjusted revenue from Hotels and Packages and decrease of 75.8% in Others (Including Other Income) which primarily consists of advertisement income and government grants.

(1) See the section titled “Certain Non-IFRS Measures.”

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended September 30,
(Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	707,416	181,375	782,702	35,669	267,664	46,250	1,757,782	263,294
Add: Customer promotional expenses	322,242	71,825	23,885	12,426	5,131	2,430	351,258	86,681
Service cost	-	-	(640,831)	(2,557)	-	-	(640,831)	(2,557)
Other income	-	-	-	-	-	-	52,937	30,298
Adjusted Revenue	1,029,658	253,200	165,756	45,538	272,795	48,680	1,521,146	377,716

Air Ticketing. Revenue from our Air Ticketing business was INR 181.4 million (USD 2.5 million) in the three months ended September 30, 2020 against INR 707.4 million (USD 9.6 million) in the three months ended September 30, 2019.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 253.2 million (USD 3.4 million) in the three months ended September 30, 2020 against INR 1,029.7 million (USD 14.0 million) in the three months ended September 30, 2019. In the quarter ended September 30, 2020 , adjusted revenue (1) for Air Ticketing includes the addition of INR 71.8 million (USD 1.0 million) in the three months ended September 30, 2020 against INR 322.2 million (USD 4.4 million) in the three months ended September 30, 2019 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in adjusted revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 35.7 million (USD 0.5 million) in the three months ended September 30, 2020 against INR 782.7 million (USD 10.6 million) in the three months ended September 30, 2019.

Adjusted Revenue (1) for this segment decreased by 72.5% to INR 45.5 million (USD 0.6 million) in the three months ended September 30, 2020 from INR 165.8 million (USD 2.3 million) in the three months ended September 30, 2019. In the quarter ended September 30, 2020, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 12.4 million (USD 0.2 million) against INR 23.9 million (USD 0.3 million) in the three months ended September 30, 2019, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Other Revenue.  Our other revenue was INR 46.2 million (USD 0.6 million) in the three months ended September 30, 2020, a decrease from INR 267.7 million (USD 3.6 million) in the three months ended September 30, 2019.

Adjusted Revenue(1) for this segment decreased by 82.2% to INR 48.7 million (USD 0.7 million) in the three months ended September 30, 2020 from INR 272.8 million (USD 3.7 million) in the three months ended September 30, 2019. In the quarter ended September 30, 2020, Adjusted Revenue(1) includes add-back of INR 2.4 million (USD 0.03 million) in the three months ended September 30, 2020 against INR 5.1 million (USD 0.1 million) in the three months ended September 30, 2019 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue(1) was primarily due to decrease in advertisement and alliances income.

Other Income.  Our other income decreased to INR 30.3 million (USD 0.4 million) in the three months ended September 30, 2020 from INR 52.9 million (USD 0.7 million) in the three months ended September 30, 2019 due to decrease in eligible sales for government grant.

Personnel Expenses.  Our personnel expenses decreased by 52.2% to INR 224.6 million (USD 3.1 million) in the three months ended September 30, 2020 from INR 469.5 million (USD 6.4 million) in the three months ended September 30, 2019. This decrease was primarily due to a rationalization of headcount and reducing management salaries by 50% and variable reduction in salaries of 25-75% across the board. Excluding employee share-based compensation costs of INR 27.3million (USD 0.4 million) in the three months ended September 30, 2020 from INR 1.5 million (USD 0.02 million) in the three months ended September 30, 2019, personnel expenses decreased by 57.8% in the three months ended September 30, 2020. During the quarter ended September 30, 2020, the Company has incurred a one-time exit cost of INR 42.5 million (USD 0.6 million) related to severance payouts.

(1) See the section titled “Certain Non-IFRS Measures.”

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 68.2% to INR 14.7 million (USD 0.2 million) in the three months ended September 30, 2020 from INR 46.2 million (USD 0.6 million) in the three months ended September 30, 2019, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 101.4 million (USD 1.4 million) against INR 397.5 million (USD 5.4 million) in the three months ended September 30, 2019, 74.5% lower year-over-year for the quarter.

Other Operating Expenses.  Other operating expenses decreased by 71.4% to INR 204.0 million (USD 2.8 million) in the three months ended September 30, 2020 from INR 713.7 million (USD 9.7 million) in the three months ended September 30, 2019 primarily due to decrease in commission, communication charges, payment gateway charges, rent, and travelling and conveyance charges, legal and professional charges, outsourcing fees which is partially offset by provision for doubtful debts. These expenses include INR 39.1 million (USD 0.5 million) due to an incremental provision being created for GDS contracts which are currently under negotiation. Excluding these costs in the three months ended September 30, 2020, other operating expenses would have decreased by 76.9% in the three months ended September 30, 2020.

Adjusted EBITDA loss(1). Due to the forgoing factors, Adjusted EBITDA loss(1) increased by 115.5% to INR 125.0 million (USD 1.7 million) in the three months ended September 30, 2020 from Adjusted EBITDA loss(1) of INR 58.0 million (USD 0.8 million) in the three months ended September 30, 2019.

Depreciation and Amortization.  Our depreciation and amortization expenses decreased by 19.4% to INR 136.4 million (USD 1.9 million) in the three months ended September 30, 2020 from INR 169.1 million (USD 2.3 million) in the three months ended September 30, 2019 primarily as a result of decrease in depreciation on tangible assets and amortization of intangible assets which is partially offset by increase in depreciation expense on right of use assets on adoption of IFRS 16.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 288.7 million (USD 3.9 million) in the three months ended September 30, 2020. Our loss for the three months ended September 30, 2019 was INR 228.6 million (USD 3.1 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been loss of INR 261.4 million (USD 3.6 million) for three months ended September 30, 2020 as compared to loss of INR 227.1 million (USD 3.1 million) for three months ended September 30, 2019.

Share of Profit/(Loss) of Joint Venture. This profit/(loss) pertains to a joint venture investment that operates in adventure travel activities. Our profit from this joint venture is INR 0.4 million (USD 0.00 million) in the three months ended September 30, 2020 from loss of INR 1.9 million (USD 0.03 million) in the three months ended September 30, 2019.

Finance Income. Our finance income increased to INR 22.6 million (USD 0.3 million) in the three months ended September 30, 2020 from INR 10.7 million (USD 0.1 million) in the three months ended September 30, 2019. The increase was primarily due to an increase in the interest income from our bank deposits and Income-tax refund.

Finance Costs. Our finance costs decreased to INR 31.4 million (USD 0.4 million) includes interest on the lease liability on adoption of IFRS 16 of INR 18.1 million (USD 0.2 million) in the three months ended September 30, 2020 as compared to INR 51.9 million (USD 0.7 million) includes interest on the lease liability on adoption of IFRS 16 of INR 6.4 million (USD 0.1 million) in the three months ended September 30, 2019. The decrease was due to decrease in interest on borrowings and loss on account of foreign exchange fluctuation which is partially offset by increase in interest on the lease liability on adoption of IFRS 16.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a loss of INR 4.0 million (USD 0.1 million) during the three months ended September 30, 2020.

Income Tax Expense.  Our income tax expense during the three months ended September 30, 2020 was INR 0.5 million (USD 0.01 million) compared to an expense of INR 7.6 million (USD 0.1 million) during the three months ended September 30, 2019.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2020 was INR 300.6 million (USD 4.1 million) as compared to a loss of INR 399.2 million (USD 5.4 million) in the three months ended September 30, 2019. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 269.3 million (USD 3.7 million) for three months ended September 30, 2020 and INR 277.9 million (USD 3.8 million) for three months ended September 30, 2019.

(1)	See the section titled “Certain Non-IFRS Measures.”

Basic Loss per Share. Basic loss per share was INR 4.88 (USD 0.07) in the three months ended September 30, 2020 as compared to basic loss per share of INR 8.54 (USD 0.12) in the three months ended September 30, 2019. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 4.37 (USD 0.06) in the three months ended September 30, 2020, as compared to INR 5.93 (USD 0.08) in the three months ended September 30, 2019.

Diluted Loss per Share. Diluted loss per share was INR 4.89 (USD 0.07) in the three months ended September 30, 2020 as compared to Diluted loss per share of INR 8.54 (USD 0.12) in the three months ended September 30, 2019. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 4.38 (USD 0.06) in the three months ended September 30, 2020 as compared to INR 5.93 (USD 0.08) in the three months ended September 30, 2019.

Liquidity. As of September 30, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,663.8 million (USD 36.2 million).

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended September 30, 2020 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on November 5, 2020. Dial in details for the conference call are as follows: US/International dial-in number: +1-323-289-6581. Confirmation Code: 1299016 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

(1) See the section titled “Certain Non-IFRS Measures.”

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Loss for the periods (an IFRS measure) to Adjusted EBITDA - loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Loss (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2019	2020	2019	2020
Loss for the period as per IFRS	(399,158)	(300,614)	(766,446)	(380,076)
Employee share-based compensation costs	1,489	27,277	4,703	27,727
Depreciation and amortization	169,118	136,360	332,770	295,747
Share of loss of joint venture	1,922	(360)	4,378	1,497
Finance income	(10,654)	(22,569)	(36,396)	(53,961)
Finance costs	51,894	31,420	99,903	70,116
Change in fair value of warrants	119,768	3,990	72,687	(394,605)
Tax expense	7,616	(526)	24,592	(830)
Adjusted EBITDA Loss	(58,005)	(125,022)	(263,809)	(434,385)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2019	2020	2019	2020
Results from operations (as per IFRS)	(228,612)	(288,659)	(601,282)	(757,859)
Employee share-based compensation costs	1,489	27,277	4,703	27,727
Adjusted Results from Operations	(227,123)	(261,382)	(596,579)	(730,132)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2019	2020	2019	2020
Loss for the period (as per IFRS)	(399,158)	(300,614)	(766,446)	(380,076)
Employee share-based compensation costs	1,489	27,277	4,703	27,727
Net change in fair value of warrants	119,768	3,990	72,687	(394,605)
Adjusted Loss for the Period	(277,901)	(269,347)	(689,056)	(746,954)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended September 30,		Six months ended September 30,
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	2019	2020	2019	2020
Basic loss per share (as per IFRS)	(8.54)	(4.88)	(16.36)	(6.86)
Employee share-based compensation costs	0.03	0.44	0.10	0.50
Net change in fair value of warrants	2.58	0.07	1.56	(7.26)
Adjusted Basic Loss Per Share	(5.93)	(4.37)	(14.70)	(13.62)

Reconciliation of Adjusted Diluted Loss	Three months ended September 30,		Six months ended September 30,
(Per Share) (unaudited)	2019	2020	2019	2020
Diluted loss per share (as per IFRS)	(8.54)	(4.89)	(16.36)	(6.90)
Employee share-based compensation costs	0.03	0.44	0.10	0.50
Net change in fair value of warrants	2.58	0.06	1.56	(7.16)
Adjusted Diluted Loss Per Share	(5.93)	(4.38)	(14.70)	(13.56)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	707,416	181,375	782,702	35,669	267,664	46,250	1,757,782	263,294
Add: Customer promotional expenses	322,242	71,825	23,885	12,426	5,131	2,430	351,258	86,681
Service cost	-	-	(640,831)	(2,557)	-	-	(640,831)	(2,557)
Other income	-	-	-	-	-	-	52,937	30,298
Adjusted Revenue	1,029,658	253,200	165,756	45,538	272,795	48,680	1,521,146	377,716

	Air Ticketing		Hotels and Packages		Others		Total
	Six months ended September 30,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	1,479,474	338,832	1,978,194	46,192	550,872	70,279	4,008,540	455,303
Add: Customer promotional expenses	697,124	84,550	71,814	13,809	16,590	3,508	785,528	101,867
Service cost	-	-	(1,648,891)	(2,557)	-	-	(1,648,891)	(2,557)
Other income	-	-	-	-	-	-	83,207	59,332
Adjusted Revenue	2,176,598	423,382	401,117	57,444	567,462	73,787	3,228,384	613,945

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the merger agreement may have on the price of our ordinary shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India's leading corporate travel services provider with over 700 corporate customers and one of India's leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 103,000 hotels in India and over 1,500,000 hotels around the world. Through its website, www.yatra.com, mobile application and other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2020

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	1,513,527	220,194	2,994	3,498,977	389,846	5,301
Other revenue	244,255	43,100	586	509,563	65,457	890
Total revenue	1,757,782	263,294	3,580	4,008,540	455,303	6,191
Other income	52,937	30,298	412	83,207	59,332	807

Service cost	640,831	2,557	35	1,648,891	2,557	35
Personnel expenses	469,494	224,598	3,054	982,440	396,125	5,387
Marketing and sales promotion expenses	46,201	14,700	200	128,456	20,535	279
Other operating expenses	713,687	204,036	2,774	1,600,472	557,530	7,581
Depreciation and amortization	169,118	136,360	1,854	332,770	295,747	4,022
Results from operations	(228,612)	(288,659)	(3,925)	(601,282)	(757,859)	(10,306)

Share of profit/ (loss) of joint venture	(1,922)	360	5	(4,378)	(1,497)	(20)
Finance income	10,654	22,569	307	36,396	53,961	734
Finance costs	(51,894)	(31,420)	(427)	(99,903)	(70,116)	(953)
Change in fair value of warrants - gain	(119,768)	(3,990)	(54)	(72,687)	394,605	5,366
Loss before taxes	(391,542)	(301,140)	(4,094)	(741,854)	(380,906)	(5,179)
Tax credit/(expense)	(7,616)	526	7	(24,592)	830	11
Loss for the period	(399,158)	(300,614)	(4,087)	(766,446)	(380,076)	(5,168)

Other comprehensive loss

Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement (loss)/gain on defined benefit plan	(3,417)	1,916	25	(7,369)	(1,092)	(14)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(6,294)	(7,168)	(97)	(160)	(10,212)	(139)
Other comprehensive loss for the period, net of tax	(9,711)	(5,252)	(72)	(7,529)	(11,304)	(153)
Total comprehensive loss for the period, net of tax	(408,869)	(305,866)	(4,159)	(773,975)	(391,380)	(5,321)

Loss attributable to :
Owners of the Parent Company	(396,907)	(296,872)	(4,038)	(760,151)	(372,677)	(5,067)
Non-Controlling interest	(2,251)	(3,742)	(50)	(6,295)	(7,399)	(101)
Loss for the period	(399,158)	(300,614)	(4,087)	(766,446)	(380,076)	(5,168)

Total comprehensive loss attributable to :
Owners of the Parent Company	(406,569)	(302,152)	(4,111)	(767,574)	(383,966)	(5,221)
Non-Controlling interest	(2,300)	(3,714)	(49)	(6,401)	(7,414)	(100)
Total comprehensive loss for the period	(408,869)	(305,866)	(4,159)	(773,975)	(391,380)	(5,321)

Loss per share
Basic	(8.54)	(4.88)	(0.07)	(16.36)	(6.86)	(0.09)
Diluted	(8.54)	(4.89)	(0.07)	(16.36)	(6.90)	(0.09)

Weighted average no. of shares
Basic	46,476,204	60,887,960	60,887,960	46,475,144	54,342,727	54,342,727
Diluted	46,476,204	61,630,362	61,630,362	46,475,144	55,085,129	55,085,129

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2020

(Amounts in thousands, except per share data and number of shares)

	March 31, 2020	September 30, 2020	September 30, 2020
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	62,563	38,904	529
Right-of-use assets	538,422	495,312	6,735
Intangible assets and goodwill	1,702,693	1,513,831	20,585
Prepayments and other assets	3,114	1,664	23
Other financial assets	30,233	21,482	292
Term deposits	800	800	11
Other non financial assets	223,618	223,618	3,041
Deferred tax asset	93,831	94,218	1,280
Total non-current assets	2,655,274	2,389,829	32,496

Current assets
Inventories	2,490	2,251	31
Trade and other receivables	2,368,395	758,513	10,314
Prepayments and other assets	851,950	513,590	6,984
Income tax receivable	486,261	233,300	3,172
Other current financial assets	273,926	133,778	1,819
Term deposits	754,524	736,532	10,015
Cash and cash equivalents	1,365,370	1,926,495	26,197
Total current assets	6,102,916	4,304,459	58,532

Total assets	8,758,190	6,694,288	91,028

Equity and liabilities
Equity
Share capital	714	824	11
Share premium	18,889,154	19,663,731	267,388
Treasury shares	(11,219)	(11,219)	(153)
Other capital reserve	689,295	674,730	9,175
Accumulated deficit	(18,053,916)	(18,387,858)	(250,039)
Foreign currency translation reserve	(22,087)	(32,299)	(439)
Total equity attributable to equity holders of the Company	1,491,941	1,907,909	25,943
Total Non-controlling interest	19,033	11,619	158
Total equity	1,510,974	1,919,528	26,101

Non-current liabilities
Borrowings	7,226	4,170	57
Trade and other payables	27,774	29,719	404
Deferred tax liability	37,645	35,217	479
Employee benefits	56,837	48,668	662
Deferred revenue	232,069	287,246	3,906
Lease liability	478,363	460,475	6,263
Total non-current liabilities	839,914	865,495	11,771

Current liabilities
Borrowings	979,303	171,043	2,326
Trade and other payables	2,859,370	2,563,345	34,856
Employee benefits	79,396	62,539	850
Deferred revenue	125,847	122,962	1,672
Income taxes payable	204	106	1
Lease liability	60,195	52,341	712
Other financial liabilities	1,342,337	89,354	1,215
Other current liabilities	960,650	847,575	11,524
Total current liabilities	6,407,302	3,909,265	53,156
Total liabilities	7,247,216	4,774,760	64,927
Total equity and liabilities	8,758,190	6,694,288	91,028

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2020

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

Loss for the period				(372,677)			(372,677)	(7,399)	(380,076)

Other comprehensive loss
Foreign currency translation differences				-		(10,212)	(10,212)	-	(10,212)
Re-measurement loss on defined benefit plan				(1,077)		-	(1,077)	(15)	(1,092)
Total other comprehensive loss	-	-	-	(1,077)	-	(10,212)	(11,289)	(15)	(11,304)

Total comprehensive loss	-	-	-	(373,754)	-	(10,212)	(383,966)	(7,414)	(391,380)

Share based payments	-	-	-	39,812	(12,085)	-	27,727	-	27,727
Exercise of options	1	2,479	-	-	(2,480)	-	-	-	-
Issuance of shares	109	796,077	-	-	-	-	796,186	-	796,186
Cost of issuance of shares	-	(23,979)	-	-	-	-	(23,979)	-	(23,979)

Total contribution by owners	110	774,577	-	39,812	(14,565)	-	799,934	-	799,934

Balance as at September 30, 2020	824	19,663,731	(11,219)	(18,387,858)	674,730	(32,299)	1,907,909	11,619	1,919,528

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2020

(Amount in thousands, except per share data and number of shares)

	2019	2020	2020
	INR	INR	USD
Loss before tax	(741,854)	(380,906)	(5,179)
Adjustments for non-cash and non-operating items	507,002	12,942	176
Change in working capital**	(507,953)	1,192,576	16,217
Direct taxes paid (net of refunds)	13,396	252,360	3,432
Net cash flows from/(used in) operating activities	(729,409)	1,076,972	14,645
Net cash flows from/(used in) investing activities	176,523	(403,982)	(5,493)
Net cash flows from/(used in) financing activities	(339,781)	626,131	8,514
Net increase/(decrease) in cash and cash equivalents	(892,667)	1,299,121	17,667
Cash and cash equivalents at the beginning of the period***	1,363,671	646,229	8,787
Effect of exchange differences on cash and cash equivalents	723	(18,855)	(257)
Cash and cash equivalents at the end of the period*	471,727	1,926,495	26,197

* Includes overdraft of INR Nil (INR 796,727 as on September 30, 2019).
**Includes INR 389,617 paid on account of ATB settlement (INR Nil as on September 30, 2019)
***Includes overdraft of INR 719,141 (INR 797,343 as of March 31, 2019)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September, 30		For the six months ended September, 30
(In thousands except percentages)	2019	2020	2019	2020
Quantitative details *
Air Passengers Booked	2,088	464	4,301	617
Stand-alone Hotel Room Nights Booked	315	39	662	54
Packages Passengers Travelled	25	1	63	1
Gross Bookings
Air Ticketing	19,138,870	1,577,609	43,144,881	1,368,350
Hotels and Packages	1,949,368	110,103	4,406,113	114,334
Total	21,088,238	1,687,712	47,550,994	1,482,684
Adjusted Revenue
Air Ticketing	1,029,658	253,200	2,176,598	423,382
Hotels and Packages	165,756	45,538	401,117	57,444
Others (Including Other Income)	325,732	78,978	650,669	133,119
Total	1,521,146	377,716	3,228,384	613,945

 * Quantitative details are considered on Gross basis